Exhibit 23.1

Consent of Independent Certified Public Accountants

The Board of Directors
WCA Waste Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-131875, 333-139809 and 333-170076) on Forms S-8 of WCA Waste Corporation of our report dated August 31, 2011, with respect to our audits of the combined balance sheets of the Central Florida Market of Waste Recyclers Holdings, LLC and Subsidiaries as of December 31, 2010 and 2009, and the related combined statements of operations, changes in equity (deficit), and cash flows for the years ended December 31, 2010 and 2009, which reports appear in this Form 8-K/A of WCA Waste Corporation.

/s/Carr, Riggs & Ingram, LLC
Certified Public Accountants
Panama City Beach, Florida
October 21 2011